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VIA EDGAR

March 18, 2021

Re:	Disruptive Acquisition Corporation I Registration Statement on Form S-1 Filed March 8, 2021, as amended File No. 333-253971

Ms. Pam Howell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Howell,

On behalf of our client, Disruptive Acquisition Corporation I, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 15, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing with the Commission the Registration Statement together with this response letter. The Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Registration Statement on Form S-1 Filed March 8, 2021

General

1.	We note that the warrants being offered will become exercisable 30 days after the completion of your initial business combination. Given that the business combination could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Please revise to include the underlying shares as part of the registration statement or, if you disagree, explain to us why you believe this is unnecessary. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance. Please also revise the exhibits that will change as a result of registering the common stock underlying the warrants.

Ms. Pam Howell Division of Corporation Finance U.S. Securities and Exchange Commission	2	March 18, 2021

Response: In response to the Staff’s comment, the Company respectfully advises that it has revised the Registration Statement to register the Class A ordinary shares of the Company issuable upon exercise of redeemable warrants included as part of the units offered by the Company and has revised the related disclosure and exhibits accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

2.	The date of our auditor’s report does not appear to be consistent with the disclosure included in Note 8-Subsequent Events. Please advise or revise.

Response: In response to the Staff’s comment, the Company respectfully advises that it has concluded that the disclosure included in Note 8 – Subsequent Events insofar as regards the transfers of an aggregate of 135,000 founder shares of the Company by the Company’s sponsor to the Company’s directors on March 8, 2021 is not necessary as it does not have material financial reporting implications to the Company. The Company has revised the related disclosure accordingly.

Exhibits and Financial Statement Schedules
Exhibit 5.1 – Opinion of Davis Polk & Wardwell LLP, page II-3

3.	We note the assumption in the legality opinion filed as Exhibit 5.1 that “the Warrant Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrant Agent and the Company, and is a valid, binding and enforceable agreement of each party thereto.” Please remove this assumption as it assumes away the relevant issue and assumes a material fact that underlies the opinion. For guidance see Section II.B.3.a of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company respectfully advises that the legality opinion filed as Exhibit 5.1 has been revised to remove the aforementioned assumption.

* * *

Ms. Pam Howell Division of Corporation Finance U.S. Securities and Exchange Commission	3	March 18, 2021

Please do not hesitate to contact me at (212) 450-4135 (phone), (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Deanna Kirkpatrick

cc:	Via E-mail

Alexander J. Davis, Chief Executive Officer
Disruptive Acquisition Corporation I